UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period                      to

Commission file number: 333-121459

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Cintas Partners’ Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cintas Corporation

6800 Cintas Boulevard

P.O. Box 625737

Cincinnati, Ohio 45262-5737

REQUIRED INFORMATION

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	24

Exhibit

Consent of Independent Auditors	Exhibit 23.1

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CINTAS PARTNERS’ PLAN

	By:	Cintas Corporation, Plan Administrator

Date: June 29, 2015	By:	/s/ Thomas E. Frooman
Thomas E. Frooman, Vice President, Secretary & General Counsel

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

Cintas Corporation Partners’ Plan

December 31, 2014 and 2013, and

Year Ended December 31, 2014

With Report of Independent Auditors

Cintas Corporation Partners’ Plan

Financial Statements and Supplemental Schedule

December 31, 2014 and 2013 and Year Ended December 31, 2013

i

Report of Independent Registered Public Accounting Firm

The Board of Directors

Cintas Corporation

We have audited the accompanying statements of net assets available for benefits of the Cintas Corporation Partners’ Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Cintas Corporation Partners’ Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Cintas Corporation Partners’ Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Cintas Corporation Partners’ Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cintas Corporation Partners’ Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cincinnati, Ohio

June 29, 2015

Cintas Corporation Partners’ Plan

Statements of Net Assets Available for Benefits

	December 31
	2014	2013
Assets
Cash	$794,956	$208,049
Investments, at fair value:
Interest-bearing cash	15,342,542	13,379,078
Cintas Corporation common stock	230,803,503	166,515,078
Shares of common/collective trust	60,365,172	50,581,456
Shares of registered investment companies	642,337,899	573,616,750
Cintas Stable Value Fund assets (contract value $136,324,346)	135,266,235	137,358,173

Total investments, at fair value	1,084,115,351	941,450,535

Receivables:
Notes receivable from participants	33,782,869	31,042,035
Interest income and dividends	7	18,490,695

	33,782,876	49,532,730

Total assets	1,118,693,183	991,191,314

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,289,662)	(1,033,827)

Net assets available for benefits	$1,117,403,521	$990,157,487

See accompanying notes.

Cintas Corporation Partners’ Plan

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2014	2013
Additions
Investment income:
Interest and dividends	$33,427,390	$31,831,316
Net appreciation in fair value of investments	68,879,289	129,226,197

	102,306,679	161,057,513
Interest income on notes receivable from participants	1,266,826	1,147,117

Contributions:
Employer	33,708,092	28,385,785
Participants	66,816,296	62,280,124
Rollovers	1,813,058	1,366,392

Total contributions	102,337,446	92,032,301

Total additions	205,910,951	254,236,931

Deductions
Benefit payments	77,981,356	62,154,477
Administrative expenses	683,561	627,481

Total deductions	78,664,917	62,781,958

Net increase	127,246,034	191,454,973
Net assets available for benefits at the beginning of the year	990,157,487	798,702,514

Net assets available for benefits at end of year	$1,117,403,521	$990,157,487

See accompanying notes.

Cintas Corporation Partners’ Plan

Notes to Financial Statements

December 31, 2014

1. Description of the Plan

The following description of the Cintas Corporation Partners’ Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

Cintas Corporation (the Company) established the Plan on June 1, 1991, upon the merger of the Cintas Corporation Profit-Sharing Plan and the Cintas Corporation Employee Stock Ownership Plan (the ESOP). Effective June 1993, the Plan was amended to enable United States employees of the Company (the Participants) to make voluntary pretax contributions.

The Plan is a defined-contribution plan designed to comply with the appropriate regulations of the Internal Revenue Code (the Code), as amended, and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Cintas is the Plan Administrator, Aon Hewitt serves as the Record-keeper and Fifth Third Bank serves as the Plan Trustee.

Eligibility and Participation

The Participants are generally eligible to participate in the tax-deferred contribution portion of the Plan after three months of service. The Participants are eligible to participate in all other portions of the Plan after reaching 1,000 hours of service and will receive an allocation of the Company’s contributions made as of the end of the fiscal year (May 31), provided they work at least 1,000 hours during the preceding Plan year and are employed by the Company on the last day of the Company’s fiscal year.

Contributions

A Participant is permitted to make voluntary pretax contributions to the Plan in any whole percent of the Participant’s annual compensation from 1% to 75%. At its discretion, the Board of Directors of the Company may authorize a matching contribution of the Participants’ pretax contributions.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

A Participant may rollover proceeds of a lump-sum distribution from another qualified plan or transfer proceeds of a distribution from certain individual retirement accounts into the Participant’s account. The Company’s profit-sharing and ESOP contributions are allocated to the profit-sharing contributions account and the ESOP contributions account, respectively, and are made at the discretion of the Company’s Board of Directors. All contributions are subject to certain limitations of the Code.

Participant Accounts

Each Participant’s account is credited with the Participant’s voluntary pretax contribution and an allocation of (i) the Company’s profit-sharing contribution, (ii) the Company’s ESOP contribution, (iii) the Company’s matching contribution, (iv) forfeitures from the profit-sharing, 401(k) matching, and ESOP accounts, and (v) Plan earnings. Allocations for (i) and (ii) are based upon a point system, which takes into account compensation and years of service. The allocation for (iii) is equal to the eligible Participant’s pretax contributions multiplied by the matching contribution percentage, if any, determined by the Board of Directors each year. The allocation for the profit-sharing and ESOP portions of (iv) is based upon the ratio of each Participant’s eligible compensation to the total eligible compensation, provided that the Participant is eligible to receive a profit-sharing or ESOP allocation. The allocation for the 401(k) matching portion of (iv) is based upon the ratio of a Participant’s 401(k) contributions to the total 401(k) contributions, provided that the Participant is eligible to receive a matching contribution. The allocation for (v) is based upon the ratio of each Participant’s account value to the total value within the respective fund as of the valuation date.

Forfeitures

Forfeitures totaled $995,287 and $1,197,523 for the years ended December 31, 2014 and 2013, respectively, within the Plan. These funds may be used at the discretion of the Company; first, to restore forfeitures of Participants who are re-employed and next, to make administrative corrections and offset the cost of administration of the Plan. Thereafter, any remaining forfeitures may be allocated as described above in (iv). The Company allocated $1,000,000 and $0 to eligible participants as described above in (iv) for the years ended December 31, 2014 and 2013, respectively.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Investment Elections

The ESOP’s only investment option is the Company’s common stock. The Company’s Board of Directors determines the contribution made to the ESOP. The Plan allows Participants to direct their ESOP investments into one or more of the investment options described below once they have vested in their ESOP contributions. The Plan allows the Participants to direct their 401(k) pretax, after-tax, matching, rollover, and profit-sharing contributions into one or more of the following investment options:

The Vanguard Federal Money Market Fund is a money market account that seeks to provide current income while maintaining liquidity and a stable share price of $1. The Fund invests primarily in short-term, fixed-income securities issued by U.S. government agencies.

The Cintas Corporation Common Stock Fund is a separately managed account that invests in common stock of the Company. Fifth Third Bank makes purchases of the Company’s common stock for this Fund either on the open market or directly from the Company. Fifth Third Bank determines when to purchase the Company’s common stock for the Fund. Until purchases are made, contributions are held in cash. The Participants, through a proxy, direct Fifth Third Bank how to vote on this common stock.

The Fifth Third Equity Index Fund is a bank-sponsored collective investment Fund (mutual fund) that seeks long-term capital appreciation through replicating the holdings within the Standard & Poor’s (S&P) 500 Index. Management of the Fund attempts to mirror the transactions within the S&P 500 while buying and selling at the best available market prices.

The Dodge & Cox Income Fund is a registered investment company (mutual fund) that seeks a high and stable rate of current income, consistent with long-term preservation of capital. The Fund invests in a diversified portfolio consisting primarily of high-quality bonds and other debt securities. Debt securities in which the Fund may invest include government and government-related obligations, mortgage- and asset-backed securities, corporate and municipal bonds, and other debt securities, and may include fixed and floating rate instruments. A maximum of 20% of the Fund’s total assets may be invested in debt obligations rated below investment grade.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The PIMCO Investment Grade Corporate Bond Fund is a registered investment company (mutual fund) that seeks to maximize return and minimize risks consistent with preservation of capital strategies by investing in high-quality corporate bonds. The Fund normally invests at least 80% of assets in a diversified portfolio of investment-grade corporate fixed-income securities of varying maturities.

The PIMCO Real Return Fund is a registered investment company (mutual fund) that seeks to provide a return in excess of inflation by investing in U.S. Treasury inflation protection securities, which are government bonds that provide a return linked to the rate of U.S. inflation as measured by the Consumer Price Index.

The T. Rowe Price Retirement Family of Funds (T. Rowe Price Retirement Fund, T. Rowe Price Retirement 2020 Fund, T. Rowe Price Retirement 2025 Fund, T. Rowe Price Retirement 2030 Fund, T. Rowe Price Retirement 2035 Fund, T. Rowe Price Retirement 2040 Fund, and T. Rowe Price Retirement 2050 Fund) are registered investment companies (mutual funds) that seek long-term capital appreciation by investing in a portfolio that gradually shifts from a greater concentration of higher-risk investments (primarily equity securities) to a greater concentration of lower-risk investments (generally fixed-income securities and cash instruments) as retirement age approaches.

The American Mutual Fund is a registered investment company (mutual fund) that seeks to provide current income and growth of capital while preserving principal. The Fund invests primarily in common stocks, securities convertible into common stocks, non-convertible preferred stocks, U.S. government securities, investment-grade corporate (BBB and above) bonds, and cash.

The T. Rowe Price Growth Stock Fund is a registered investment company (mutual fund) that seeks to provide long-term capital growth and, secondarily, increase dividend income through investments in the common stocks of well-established growth companies. The Fund will normally invest at least 80% of its net assets in the common stocks of a diversified group of growth companies. The Fund seeks investments in companies that have the ability to pay increasing dividends through strong cash flow and generally looks for companies with an above-average rate of earnings growth and a lucrative niche in the economy that gives them the ability to sustain earnings momentum even during times of slow economic growth.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The Artisan Mid Cap Fund is a registered investment company (mutual fund) that seeks long-term capital growth. The Fund primarily invests in equity securities of mid-sized companies. The Fund also seeks companies that have or are developing franchise characteristics, and that it believes to be undervalued.

The American Europacific Growth Fund is a registered investment company (mutual fund) that seeks long-term capital appreciation by investing in equity securities outside of the United States, including Europe and Asia. This Fund invests in a variety of large international equity securities and money market securities.

The T. Rowe Price Small-Cap Stock Fund is a registered investment company (mutual fund) that invests in small-cap equity securities within the U.S. Companies considered as small-cap equity securities are those with a total market value below $2 billion. Typically, the Fund consists of small-cap companies that offer superior growth in earnings coupled with an attractive market price.

The Cintas Stable Value Fund is a separately managed account that seeks to provide a stable rate of return while preserving principal. The Cintas Stable Value Fund invests in stable value funds, interest-bearing cash, guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions, and other investment products (i.e., synthetic guaranteed investment contracts) with similar characteristics.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Benefits and Vesting

The benefits to which the Participants are entitled cannot exceed the value of the Plan’s net assets. Employee pretax contributions, rollover contributions, and Plan earnings thereon vest immediately. Participants’ vesting for their balances in the ESOP contributions account and profit-sharing contributions account are 100% vested after three years of service, with no partial vesting. A Participant is vested in his or her Company matching contribution account with the following schedule:

Years of Vesting Service	Percent Vested
Fewer than 2 years	0%
2 years but fewer than 3 years	20
3 years but fewer than 4 years	40
4 years but fewer than 5 years	60
5 years or more	100

Participant Loans

The Participants may borrow, from their 401(k) funds, a minimum of $500 up to a maximum of the lesser of 50% of the fair market value of the Participant’s pretax contributions account, rollover contributions account, and vested transfer contributions account or $50,000, less the Participant’s highest outstanding loan balance during the 12-month period immediately preceding the date of the loan. Loans bear interest at a rate of 1% over the Wall Street Journal prime rate, and loan terms are not to be less than six months or greater than five years. The balance in the Participant’s account secures the loan.

Principal and interest are paid ratably through periodic payroll deductions. Outstanding loans become immediately due and payable if a Participant terminates employment.

Payment of Benefits

A Participant may request a distribution of the 401(k) portion of the Plan at any time after having been terminated from Cintas more than 30 days.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Prior to January 1, 2015, there were certain waiting periods that applied before a distribution of Company contributions (ESOP contributions, profit-sharing contributions, and Company matching contributions) was permitted. A Participant may receive a lump-sum amount of the vested portions of his or her ESOP contribution account, profit-sharing contribution account, and Company matching contribution account as soon as administratively practical after he or she has been separated from the Company if one of the following applies: (i) the Participant is age 55 or older; (ii) the Participant has 15 or more years of credited service; or (iii) the Participant’s total vested Company contributions and earnings are $5,000 or less. If none of the above applies, the Participant is eligible to receive his or her ESOP contributions account, profit-sharing contribution account, and Company matching contribution account after the Participant has been separated from the Company for a period of one year, or if the Participant is age 55 or older, whichever occurs earlier.

Subsequent to January 1, 2015, these waiting periods no longer apply and all eligible distributions may be requested after the Participant has been separated from the Company for a period of 30 days.

The normal form of payment is a lump sum in cash; however, a Participant shall have the right to receive his or her vested account (i) in monthly, quarterly, semiannual, or annual installment payments over a period of less than ten years or (ii) by a rollover distribution paid directly to an eligible retirement plan. In addition, a Participant may request to receive his or her ESOP contributions account in full shares of the Company’s common stock.

Benefit payments requested prior to December 31, 2014 and 2013, but that were not paid out until after year-end, totaled $863,328 and $383,277, respectively, and are attributable to the standard processing time of distributing benefit payments.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include record-keeping and trustee fees. Expenses relating to purchases, sales, or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Certain funds of the Plan are designated to cover the Plan’s fees. The designated funds exceeded the fees, so in 2014 $500,000 of these funds was allocated back to eligible participants as described above in Participant’s Accounts.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable From Participants

Notes receivable from Participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a Participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to the fair value of investments. Net realized and unrealized appreciation related to investments is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments. Purchase and sales of securities are recorded on a trade-date basis. Interest and dividends are recorded as earned.

The Cintas Stable Value Fund, which is a fund solely for the benefit of the Plan Participants, invests in fully benefit-responsive guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (synthetic GICs). These investment contracts are recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings less participant withdrawals and administrative expenses.

Fair Value Measurements

The Plan follows the provisions of Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) No. 820, Fair Value Measurements and Disclosures, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value. ASC 820 defines a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumption in fair value measurements, and as noted above, ASC 820 defines a three-level fair value hierarchy that distinguishes among market participant assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity’s own assumptions about market participants.

The fair value hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

•	Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•	Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include Plan management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level of input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, were as follows:

	2014		2013
Investments at fair value:
Cintas Corporation Common Stock Fund	$230,803,503		$166,515,078
Cintas Stable Value Fund	135,266,235		137,358,173
Common Collective Trust:
Fifth Third Equity Index Collective Fund	60,365,172		50,581,456
Shares of registered investment companies:
American Mutual Fund	66,628,641		60,147,124
Artisan Mid Cap Fund	68,035,059		72,260,064
BlackRock Lifepath 2030 Fund		(a)	63,992,351
BlackRock Lifepath 2040 Fund		(a)	63,988,918
T. Rowe Price 2040 Fund	69,945,979			(a)
T. Rowe Price 2050 Fund	63,199,750			(a)
T. Rowe Price Small Cap Stock Fund	57,658,434		57,730,908

(a)	Fund did not exist in the respective plan year

The Plan’s investments (including investments bought, sold, and held during the year ended December 31, 2014) appreciated in value as follows:

Cintas Corporation Common Stock Fund	$53,849,237
Fifth Third Equity Index Collective Fund	6,926,910
Cintas Stable Value Fund	1,015,379
Shares of registered investment companies	7,087,763

$68,879,289

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2014
	Level 1	Level 2	Level 3	Total
Investments:
Interest-bearing cash	$—	$15,342,542	$—	$15,342,542
Cintas Corporation Common Stock Fund:
Cintas Corporation common stock	230,803,503	—	—	230,803,503
Shares of registered investment companies:
Life cycle funds	311,639,052	—	—	311,639,052
Fixed-income funds	49,221,142	—	—	49,221,142
U.S. equity funds	236,660,986	—	—	236,660,986
International equity fund	44,816,719	—	—	44,816,719
Shares of Common/Collective Trusts:
Domestic equity	—	60,365,172	—	60,365,172
Cintas Stable Value Fund assets:
Interest-bearing cash	—	3,177,231	—	3,177,231
Synthetic guaranteed investment contracts (underlying assets):
Collective investment funds	—	132,089,004	—	132,089,004

Total investments at fair value	$873,141,402	$210,973,949	$—	$1,084,115,351

	2013
	Level 1	Level 2	Level 3	Total
Investments:
Interest-bearing cash	$—	$13,379,078	$—	$13,379,078
Cintas Corporation Common Stock Fund:
Cintas Corporation common stock	166,515,078	—	—	166,515,078
Shares of registered investment companies:
Life cycle funds	248,516,553	—	—	248,516,553
Fixed-income funds	45,670,984	—	—	45,670,984
U.S. equity funds	230,800,474	—	—	230,800,474
International equity fund	48,628,739	—	—	48,628,739
Shares of Common/Collective Trusts:
Domestic equity	—	50,581,456	—	50,581,456
Cintas Stable Value Fund assets:
Interest-bearing cash	—	4,056,071	—	4,056,071
Stable value fund – collective trust	—	6,353,055	—	6,353,055
Synthetic guaranteed investment contracts (underlying assets):
Collective investment funds	—	126,949,047	—	126,949,047

Total investments at fair value	$740,131,828	$201,318,707	$—	$941,450,535

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following is a description of the valuation methods used for investments measured at fair value.

•	Interest-bearing cash: The fair value of this investment is based on the actual observable value of the underlying money market funds and is priced daily at the close of business. Inputs are based on broker/dealer quotations and the valuation technique is a market approach.

•	Cintas Corporation common stock: The fair value of these securities is based on observable market quotations of the Company’s common stock, which is traded on a national exchange and is priced on a daily basis at the close of business.

•	Shares of registered investment companies: The fair value of these securities is based on observable market quotations for the actual underlying funds, which was traded on national exchange and is priced on a daily basis at the close of business.

•	Stable value fund – collective trust: Investments in units of collective trust funds and short-term investment funds are valued at their respective net asset values (NAVs) as reported by the funds daily. Therefore, the Plan classifies the stable value fund as Level 2 securities in the fair value hierarchy. This category includes common/collective trust funds that are designed to deliver safety and stability by preserving principal and accumulating earnings. This fund primarily invests in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

•	Shares of common/collective trusts: The collective trust funds are public investment vehicles valued using a NAV provided by the manager of each fund. The NAV is based on the underlying net assets owned by the fund divided by the number of shares outstanding. The NAV’s unit price is quoted on a private market that is not active. However, the NAV is based on the fair value of the underlying securities within the fund, which are traded on an active market and valued at the closing price reported on the active market on which those individual securities are traded. The significant investment strategies of the funds are as described in the financial statements provided by each fund. There are no restrictions on redemptions from these funds by the Participants.

•	Guaranteed investment contracts: Guaranteed investment contracts are valued based on their underlying securities, which consist of bonds whose value is derived from observable inputs, including London Interbank Offered Rate (LIBOR) forward interest rate curves. The bonds are valued based on the pricing of similar bonds that are publicly traded. In determining fair value, the Plan considers such factors as the benefit-responsiveness of the investment contracts and the ability of the parties to the investment contracts to perform in accordance with the terms of the contracts. Therefore, the Plan classifies guaranteed investment contracts as Level 2 securities in the fair value hierarchy.

•	Synthetic guaranteed investment contracts (underlying assets): Synthetic GICs are valued based on their underlying securities, which consist of common collective funds valued at the NAV of the fund as reported by the fund daily. Therefore, the Plan classifies synthetic investment contracts as Level 2 securities in the fair value hierarchy. In determining fair value, the Plan considers such factors as the benefit-responsiveness of the investment contracts, the ability of the parties to the investment contracts to perform in accordance with the terms of the contracts, and the likelihood of default by the issuer of an investment security.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

5. Investment Contract With Insurance Company

The Plan can invest in a fully benefit-responsive GIC. The issuer maintains the contributions in a general account. The account is credited with participant contributions plus earnings and charged for participant withdrawals and administrative expenses. The issuer is contractually obligated to repay the principal at a specified interest rate that is guaranteed to the Plan. There were no fully benefit-responsive GICs held as of December 31, 2014.

The Plan also invests in synthetic GICs that credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. Synthetic GICs provide for a variable crediting rate that resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most affected by the change in the annual effective yield to maturity of the underlying securities but is also affected by the difference between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than 0%.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with Participants is probable.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

5. Investment Contract With Insurance Company (continued)

A GIC does not permit the insurance company to terminate the agreement prior to the scheduled maturity date; however, a synthetic GIC generally imposes conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default:

•	A breach of material obligation under the contract

•	A material misrepresentation

•	A material amendment to the plan agreement

The issuer may be in default if it breaches a material obligation under the investment contract, makes a material misrepresentation, has a decline in its long-term credit rating below a threshold set forth in the contract, or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, withdrawing Participants may experience losses if the value of the Plan’s assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so.

The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

5. Investment Contract With Insurance Company (continued)

If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (that is, replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice. As described in Note 2, because the GIC and synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GIC and synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

Average Yields for GIC and Synthetic GICs	2014	2013
Based on actual earnings	1.17%	1.04%
Based on interest rate credited to Participants	1.32	1.16

6. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2014	2013
Net assets available for benefits per the financial statements	$1,117,403,521	$990,157,487
Add adjustment from fair value to contract value for fully benefit-responsive contracts	1,289,662	1,033,827

Net assets available for benefits per the Form 5500	$1,118,693,183	$991,191,314

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

6. Reconciliation of Financial Statements to the Form 5500 (continued)

The following is a reconciliation of the net increase in assets per the financial statements to the Form 5500:

	December 31
	2014	2013
Net appreciation in fair value of investments per the financial statements	$68,879,289	$129,226,197
Add adjustment from fair value to contract value for fully benefit-responsive contracts at December 31, 2014 and 2013, respectively	1,289,662	1,033,827
Less adjustment from fair value to contract value for fully benefit-responsive contracts at December 31, 2013 and 2012, respectively	(1,033,827)	(2,902,937)

Net appreciation in fair value of investments per the Form 5500	$69,135,124	$127,357,087

7. Related-Party Transactions

Certain of the Plan’s investments are shares of a common/collective trust and shares of registered investment companies managed by Fifth Third Bank, the trustee of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During the year ended December 31, 2014, the Plan received $5,018,660 in common stock dividends from the Company.

8. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated November 13, 2012, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended (and/or restated). Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

8. Income Tax Status (continued)

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

9. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of Plan termination, the Participants will become 100% vested in their accounts.

10. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Cintas Corporation Partners’ Plan

EIN #31-1188630    Plan #006

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2014

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Interest Rate, Number of Shares or Par Value		Current Value
Cintas Corporation common stock
Cintas Corporation Common Stock Fund*	2,942,421	shares	$230,803,503

Interest-bearing cash
Vanguard Federal Money Market Fund			11,700,061
Fifth Third Banksafe Trust*			3,603,750
Federated Prime Value Obligations Fund Service			38,731

			15,342,542
Shares of registered investment companies
Artisan Mid Cap Fund	1,497,250	shares	68,035,059
American Mutual Fund	1,805,654	shares	66,628,641
American Europacific Growth Fund	969,220	shares	44,816,719
Dodge & Cox Income Fund	2,472,737	shares	34,074,319
T. Rowe Price Small Cap Stock Fund	1,312,507	shares	57,658,434
T Rowe Price Growth Stock Fund	865,486	shares	44,338,852
T. Rowe Price Retirement Fund	1,777,391	shares	18,566,698
T. Rowe Price 2020 Fund	1,630,601	shares	33,574,070
T. Rowe Price 2025 Fund	2,652,919	shares	41,518,184
T. Rowe Price 2030 Fund	1,916,340	shares	43,807,522
T. Rowe Price 2035 Fund	2,471,497	shares	41,026,849
T. Rowe Price 2040 Fund	2,945,094	shares	69,945,979
T. Rowe Price 2050 Fund	4,748,291	shares	63,199,750
PIMCO Real Return Fund	269,830	shares	5,405,539
PIMCO Investment Grade Corp Bond Fund	396,434	shares	9,741,284

			642,337,899
Common collective trust
Fifth Third Equity Index Collective Fund	1,240,550	shares	60,365,172

Interest-bearing cash
Fifth Third BankSafe Deposit Account			1,000,003
Fifth Third BankSafe Premium Deposit Account			2,177,228

Cintas Corporation Partners’ Plan

EIN #31-1188630    Plan #006

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2014

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Interest Rate, Number of Shares or Par Value	Current Value
Synthetic guaranteed investment contracts
Transamerica Premier MDA01096TR:
Underlying securities:
Term Fund 2014		$853,569
Term Fund 2015		6,541,006
Term Fund 2016		6,395,586
Term Fund 2017		6,466,029
Term Fund 2018		5,716,697
Transamerica Premier MDA01096TR Intermediate Core Fund		3,009,135
Prudential Synthetic Wrap GA-62421, variable rate:
Underlying securities:
Term Fund 2014		951,341
Term Fund 2015		7,378,372
Term Fund 2016		7,420,424
Term Fund 2017		6,914,991
Term Fund 2018		6,952,117
Prudential Core Conservative Int. Bond Fund		27,613,547
Voya MCA-60393
Underlying securities:
Term Fund 2014		1,077,058
Term Fund 2015		8,439,418
Term Fund 2016		8,333,639
Term Fund 2017		8,219,242
Term Fund 2018		7,392,854
Voya MCA-60393 Intermediate Core Fund		12,413,979

		135,266,235
	Interest rates ranging from
Participant loans*	4.25 - 8.25%	33,782,869

		$1,117,898,220

*	Indicates party-in-interest to the Plan.